UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 001-39042

Akazoo S.A.

(Translation of registrant’s name into English)

19 Rue de Bitbourg

1273 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

This Form 6-K is hereby incorporated by reference into the Form F-3 Registration Statement File No. 333-223811.

FINANCIAL INFORMATION

Financial Statements

Interim Condensed Consolidated Statement of Operations

(Unaudited)

(in € thousands, except share and per share data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Revenues		33,804	24,627	64,521	46,455
Cost of revenues		-25,536	-19,243	-48,832	-36,023
Media costs		-5,727	-4,647	-10.915	-8,523
Other direct costs		-19,809	-14,596	-37,917	-27,500
Gross profit		8,268	5,384	15,689	10,432
Operating expenses		-4,536	-3,060	-8,235	-5,701
Depreciation and amortisation		-2,197	-945	-3,840	-1,891
Operating profit		1,535	1,379	3,614	2,840
Finance income		27	0	40	0
Finance costs		-251	-7	-544	-12
Finance income/(costs) - net		-224	-7	-504	-12
Profit before income tax		1,311	1,372	3,110	2,828
Income tax expense/(benefit)		-3	-10	-1	-20
Net income attributable to owners of the parent		1,308	1,362	3,109	2,808
Income per share attributable to owners of the parent
Basic	4	0.27	0.33	0.65	0.68
Diluted	4	0.32	0.33	0.74	0.68
Weighted-average ordinary shares outstanding
Basic	4	4,793,045	4,105,706	4,793,045	4,105,706
Diluted	4	4,933,235	4,105,706	4,933,235	4,105,706
Profit/(loss) attributable to non-controlling interest		0	0	-1	0
Profit attributable to Akazoo Limited		1,308	1,362	3,108	2,808

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Comprehensive Income

(Unaudited)

(in € thousands)

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Net income attributable to owners of the parent		1,308	1,362	3,109	2,808
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):		0	0	0	0
Translation differences		86	-124	23	-247
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):		0	0	0	0
Income tax relating to items that will not be reclassified to profit or loss		0	0	0	0
Other comprehensive (loss)/income for the period (net of tax)		0	0	0	0
Total comprehensive (loss)/income for the period attributable to owners of the parent		1,394	1,238	3,132	2,561

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position

(6 months June, Unaudited)

(in € thousands)

		6 months June,	12 months December,
	Notes	2019	2018
ASSETS
Non-Current Assets
Intangible assets	5	32,121	27,582
Property, plant and equipment		1,105	1,266
Trade and other receivables		30	30
Deferred tax		0	4
Total Non-Current Assets		33,256	28,882
Current Assets
Trade and other receivables		39,258	34,683
Cash and cash equivalents		832	501
Total Current Assets		40,090	35,184
Total Assets		73,346	64,066
Equity and Liabilities
Equity
Share capital		58	58
Share premium		46,765	46,765
Other reserve		-1,390	-1,413
Retained earnings		3,421	312
Total Stockholders’ Equity		48,854	45,722
Non-controlling interests		-9	-9
Total Equity		48,845	45,713
LIABILITIES
Non-Current Liabilities
Pension liability		31	31
Current Liabilities
Trade and other payables		19,716	16,005
Interest bearing loans and borrowings	6	4,754	2,317
Total Current Liabilities		24,470	18,322
Total Liabilities		24,501	18,353
Total Equity and Liabilities		73,346	64,066

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Changes in Equity

(Unaudited)

(in € thousands)

	Share Capital	Retained Earnings	Share Premium	Other Reserves	Total	Minority Interest	Total Equity
Balance at January 1, 2018	58	-4,555	46,765	-1,413	40,855	-10	40,845
Changes in Equity
Total Comprehensive Income	0	1,446	0	-123	1,323	0	1,323
Balance at March 31, 2018	58	-3,109	46,765	-1,536	42,178	-10	42,168
Changes in Equity
Total Comprehensive Income	0	1,362	0	-124	1,238	0	1,238
Balance at June 30, 2018	58	-1,747	46,765	-1,660	43,416	-10	43,406
Balance at December 31, 2018	58	312	46,765	-1,413	45,722	-9	45,713
Balance at January 1, 2019	58	312	46,765	-1,413	45,722	-9	45,713
Changes in Equity
Total Comprehensive Income	0	1,801	0	-63	1,738		1,738
Balance at March 31, 2019	58	2,113	46,765	-1,476	47,460	-9	47,451
Changes in Equity
Total Comprehensive Income	0	1,308	0	86	1,394	0	1,394
Balance at June 30, 2019	58	3,421	46,765	-1,390	48,854	-9	48,845

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)

(in € thousands)

		6 months ended June 30,
	Notes	2019	2018
Cash Flows from Operating Activities
Profit before income tax		3,110	2,828
Adjustment to reconcile net income (loss) to net cash used in operating activities
Depreciation		3,840	1,891
Provisions		6,925	4,605
Finance expenses		504	12
Changes in operating assets and liabilities
Decrease / (increase) in trade and other receivables		-4,575	-10,086
(Decrease) / increase in trade and other payables		-10,606	-247
Net cash used in operating activities		-802	-997
Cash Flows from Investing Activities
Purchase of intangible and tangible fixed assets		-822	-388
Net cash used in investing activities		-822	-388
Cash Flows from Financing Activities
New loans in the period		1,899	0
Net cash used from financing activities		1,899	0
Net Change in Cash		275	-1,385
Cash and cash equivalents at beginning of the period		501	2,109
Effect of foreign exchange rate changes		56	-164
Cash at the end of the period		832	560

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

1.	General Information

Akazoo Limited (“Company”) is a private company, limited by shares, registered in Scotland. The Company's registered number is SC344843 and registered office address is 101 Rose Street South Lane, Edinburgh, EH2 3JG.

The Group (comprising Akazoo Limited and its subsidiaries) is a leading on-demand music streaming provider in emerging markets.

2.	Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of the Interim Condensed Consolidated Financial Statements (“financial statements”) are set out below. These policies have been consistently applied unless otherwise stated.

(i)	Basis of preparation

These financial statements for the six-month period ended June 30, 2019 have been prepared by management in accordance with International Accounting Standard (IAS) 34 "Interim Financial Reporting". The financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as at December 31, 2018.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual group financial statements. The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2018, except for the new or revised standards, amendments and/or interpretations that are mandatory for the periods beginning on or after January 1, 2019.

The financial statements are presented in Euro (€), the functional currency of the Group.

(ii)	Going concern

The financial statements have been prepared on the going concern basis, which assumes that the Group will continue to be profitable and cash generative and have adequate resources to continue in operational existence and be able to meet its liabilities as and when they fall due for the forseeable future.

The Directors have reviewed forecasts and budgets for the coming year having regard to both the macroeconomic environment in which the Group and Company operates, historic and current industry knowledge and contracted trading activities and the future strategy of the Group. As a result of such review, the Directors consider that it is appropriate to adopt the going concern basis of preparation.

(iii)	Standards adopted in the year

-	IFRS 16 “Leases”

There was no significant impact of the application of this standard for the Group.

(iv)	New and amended standards issued but not yet applied

-	IFRS 17 “Insurance contracts” (effective for annual periods beginning on or after January 1, 2021 - the standard has not yet been endorsed by the EU)
-	IFRS 3 (Amendments) “Definition of a business” (effective for annual periods beginning on or after January 1, 2020 – the amendments have not yet been endorsed by the EU)
-	IAS 1 and IAS 8 (Amendments) “Definition of a material” (effective for annual periods beginning on or after January 1, 2020)
-	IAS 28 (Amendments) “Long term interests in associates and joint ventures”
-	IFRIC 23 “Uncertainty over income tax treatments” - IAS 19 (Amendments) “Plan amendment, curtailment or settlement”
-	Annual Improvements to IFRS (2015 – 2017 Cycle)
-	IFRS 9 (Amendments) “Prepayment Features with Negative Compensation”

3.	Segment Information

The Group's reportable segments are geographical. Revenue is generated mainly through subscription fees and is attributed to segments based on where the subscription originates. There are no other segments that individually make up greater than 10% of total revenue. General expenditures, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis.

Key financial performance measures of the segments for the six months ended June 30, 2019 were as follows:

in € thousands	EMEA	Asia	Latin America	Total
Revenues	24,152	27,396	12,973	64,521
Cost of revenues	-17.908	-21,389	-9,535	-48,832
Gross profit	6,244	6,007	3,438	15,689
Unallocated general and administration expenses				-8,235
Depreciation and amortisation				-3,840
Operating profit				3,614
Finance expenses				-504
Profit before income tax				3,110
Income tax				-1
Profit after income tax				3,109

Key financial performance measures of the segments for the six months ended June 30, 2018 were as follows:

in € thousands	EMEA	Asia	Latin America	Total
Revenues	17,412	18,464	10,579	46,455
Cost of revenues	-13,906	-14,366	-7,751	-36,023
Gross profit	3,506	4,098	2,828	10,432
Unallocated general and administration expenses				-5,701
Depreciation and amortisation				-1,891
Operating profit				2,840
Finance expenses				-12
Profit before income tax				2,828
Income tax				-20
Profit after income tax				2,808

Factors influencing revenues include a number of territory variables. These variables include market and economic variables such as competitive landscape and disposable income profile of the population in the respective countries. Other factors that influence territory revenues are the level and mix of media campaigns used to grow our subscriber base in each market, conversion rate of free to paying subscribers and monthly churn rate of existing subscribers. The evolution of costs of revenues correlates to media spend which in turn correlates to the evolution of revenues.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, revenue increased by €18.1 million or 39%. The increase was attributable primarily to an increase in Subscribers with the ARPU remaining constant.

Finally, Management monitors assets & liabilities for the business as a whole and does not allocate assets and liabilities on a segmental basis.

4.	Net Income per Share

Basic earnings per share (BEPS) is computed using the weighted-average number of outstanding ordinary shares during the period. Ordinary shares that will be issued upon the conversion of a mandatory convertible instrument are also included in the BEPS for the date the contract is entered into or all the necessary conditions are satisfied. Diluted earnings per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. The Group’s potential ordinary shares consist of shares issuable upon the assumed Business Combination combined the assets and businesses of Akazoo Limited and MMAC with Akazoo continuing as a publicly traded entity. The computation of earnings per share for the respective periods is as follows:

(in € thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net income attributed to the owners of the parent	1,308	1,362	3,109	2,808

Basic weighted-average number of ordinary shares
Weighted-average number of ordinary shares issued and outstanding	4,105,706	4,105,706	4,105,706	4,105,706
Options to Employees and management	552,770	0	552,770	0
GBP 0.95 million convertible loan notes	21,299	0	21,299	0
Advisory fees in shares	113,270	0	113,270	0
	4,793,045	4,105,706	4,793,045	4,105,706

Basic net income per share attributed to the owners of the parent	0.27	0.33	0.65	0.68

Diluted weighted-average number of shares
Basic weighted-average number of ordinary shares	4,793,045	4,105,706	4,793,045	4,105,706

1) August 2018 convertible loan notes of GBP 1.8 million	40,356	0	40,356	0
2) February 2019 convertible loan notes of GBP 1.8 million	99,834	0	99,834	0
	4,933,235	4,105,706	4,933,235	4,105,706

Net income attributed to the owners of the parent	1,308	1,362	3,109	2,808
Adjustments for interest recognised in the period related to dilutive potential ordinary shares
August 2018 convertible loan notes of GBP 1.8 million interest	213	0	424	0
February 2019 convertible loan notes of GBP 1.8 million interest	77	0	105	0
Net income adjusted	1,598	1,362	3,638	2,808

Diluted net income per share attributed to the owners of the parent	0.32	0.33	0.74	0.68

Also refer to Interim Condensed Consolidated Statement of Operations for basic and diluted income per share attributable to owners of parent and weighted average ordinary shares outstanding.

5.	Intangible Assets

The Group’s intangible assets additions for the 6 months ended June 30, 2019 were purchased software and internally generated software of €7.8mil and €448 thousand respectively (June 30, 2018: €3.7mil and €493 thousand respectively).

6.	Financial Liabilities – Borrowings

(in thousands €)	June 30, 2019	December 31, 2018
Other loans (1)	4,754	2,317

(1): 1 year or less

On August 20, 2018, the Company issued Convertible Loan Notes 2020 for a principal amount of £1.8 million. The notes are convertible into ordinary shares of the Company at the option of the holder on or after March 31, 2019 or upon merger/exit, or, repayable on the second anniversary of the date of the instrument. The Company is entitled to accelerate repayment on the first anniversary of the date of the instrument.

In the event of conversion, the Company shall allot and issue credited as fully paid such number of new shares as equals the aggregate nominal value of the notes divided by £18.03. In the event of a merger/exit, the Company shall allot, and issue credited as fully paid such number of new shares as equals the aggregate nominal value of the notes divided by the discounted strike price. Discounted strike price is A/B (“A” being the pre-money valuation of the Company for the purposes of merger/exit and “B” the number of equity shares in the fully diluted share capital of the Company) discounted by 30%.

In the event of repayment, the repayment amount is the aggregate of two times the principal amount outstanding in respect of the notes. Under the accelerated repayment option, the repayment amount is the aggregate of 150% of the principal amount outstanding in respect of the notes. It is assumed that in the absence of a merger/exit the Company will follow the accelerated repayment option.

On February 27, 2019, the Company issued Convertible Loan Notes 2019 for a principal amount of £1.8 milllion. The notes are convertible into ordinary shares of the Company at the option of the holder on or after July 1, 2019 and are repayable on the first occur of the merger, a share sale or December 31, 2019. Until redemption, each note in issue and outstanding, shall accure interest at the rate of 15% per annum in respect of the interest periods up to and including the interest period ending on 30 June 2019 and 20% per annum therefafter.

In the event of conversion, the Company shall allot, and issue credited as fully paid such number of new shares as equals the aggregate nominal value of the notes divided by £18.03. Any new shares that will arise on conversion shall be allotted and issued by the Company on the conversion date to the noteholders fully paid and free of any encumbrances.

The convertible notes are presented in the Consolidated Statement of Financial Position as follows:

(in thousand €) Financial liabilities – borrowings	June 30, 2019
Liability component on initial recognition	3,921
Interest charge calculated at the effective rate	833
Liability component at the end of the period	4,754

The directors have evaluated that the equity component of the convertible loan to be immaterial and have recognized the convertible loan note as debt within the financial statements.

7.	Financial Instruments

In common with other businesses, the Group is exposed to the risk that arises from its use of financial instruments. This note describes the Group's objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information is presented throughout these financial statements.

Financial instruments recognized in the Consolidated Statement of Financial Position

All financial instruments are recognized initially at their fair value and subsequently measured at amortized cost:

	June 30, 2019	December 31, 2018
(in thousands €)
Loans and receivables
Cash and cash equivalents	832	501
Trade and other receivables	39,258	34,683
	40,090	35,184
Other financial liabilities
Borrowings- Convertible loan notes	4,754	2,317
Trade and other payables	19,716	16,005
	24,470	18,322

Fair values of financial assets and liabilities

The fair value of trade debtors and creditors included in net current assets is equivalent to the Consolidated Statement of Financial Position carrying values. Borrowings are held at amortized cost.

Financial risk management objectives and policies

Credit risk

As of Consolidated Statement of Financial Position date there were no significant concentrations of credit risk. The Group’s exposure to credit risk arises mainly from counterparty’s failure to meet its obligation to settle a financial asset. The Directors consider the Group’s exposure to credit risk arising from trade receivables to be minimal. Credit risk arising from other receivables is controlled through monitoring procedures, with the balance largely offset by separate liabilities held on the Consolidated Statement of Financial Position relating to the same party.

The Group relies on the expertise of large third-party service providers for payment processing and aggregation services, including for direct carrier billing and the processing of credit and debit cards. Receivable balances are reconciled regularly to ensure that the risk of exposure to bad debts is minimized and balances due are settled timely.

The Group’s cash balances are held with major banking institutions.

There have been no material changes in the credit risk profile of the Group during the reporting period.

Liquidity risk

Responsibility for liquidity risk management rests with the board, which has formulated liquidity management tools to service this requirement. Management of liquidity risk is achieved by monitoring budgets, forecasts and actual cash flows. The Group's policy is to minimize refinancing risk and to match payable outflows with expected period of inflows of receivables.

The table below analyzes the Group's financial liabilities (excluding trade and other payables) into maturity groupings:

(in thousands €)	Under 1 year	1-5 years	Over 5 years	June 30, 2019 Total
Convertible loan notes	4,754	-	-	4,754

Market risk

The Group’s main exposure to market risk is through foreign exchange risk. Fluctuations in the exchange rates between the Euro and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. The Group monitors these fluctuations and from time to time engages in limited hedging strategies related to foreign exchange risk stemming from its operations. These strategies may include instruments such as foreign exchange forward contracts.

Interest rate risk

The Group is not subject to interest rate risk as its bank balances and some borrowings are subject to interest at fixed rates. The Group’s interest bearing liability carries fixed interest rate and as such the Group can forecast with accuracy the relevant outflows.

Fair value risk

In view of the above interest arrangement, it is thought that fair value risk is minimal and that financial instruments are stated in the Consolidated Statement of Financial Position at value not significantly different from their fair value.

Capital structure

The Group sets the amount of capital in proportion to risk and monitors this in accordance with economic conditions and the risk profile of underlying assets. Capital consists of share capital, share premium, other reserves and retained earnings. The Group monitors its debt to equity ratio, which was calculated as follows:

(in thousands €)	June 30, 2019	December 31, 2018
Total debt	4,754	2,317
Less: Cash and cash equivalents	(832)	(501)
Net debt	3,922	1,816
Total equity	48,845	45,713
Debt to equity	8%	4%

The Group's principal financial assets are bank balances, trade and other receivables.

8.	Related Party Disclosures

Transactions with key management personnel

Loans to directors

There are no loans to personnel or directors.

Key management personnel compensation

BOD fees amounted to €53,355 (in comparison to June 30, 2018: €51,150) and comprised mainly of salaries. There are no other significant employee benefits nor post-employment benefits.

Key management personnel transactions

A number of key management personnel hold positions in other Group companies that result in them having control or significant influence over these companies. A number of these companies transacted with the Group during the period. The terms and conditions of these transactions were no more favourable than those available, or which might reasonably be expected to be available, in similar transactions with non-key management personnel related companies on an arm's length basis.

Transactions with related parties

Transactions between the Group and related parties are analyzed as follows:

		Group
(in thousands €) Related Party	Description	June 30, 2019	December 31, 2018
InternetQ Poland	Revenues	-	158
	Total Revenues	-	158
InternetQ Greece	Costs	14	28
InternetQ Poland	Costs	14	43
Minimob Pte Ltd	Costs	-	32
Atlas Interactive	Costs	-	1
	Total Costs	28	104
InternetQ Greece	Trade Receivables	29	29
Minimob Pte Ltd	Trade Receivables		293
	Total Trade Receivables	29	322
InternetQ Greece	Trade Payables	15	-
InternetQ Poland	Trade Payables	14	6
Minimob Pte Ltd	Trade Payables	-	-
	Total Trade Payables	29	6

The ultimate parent and controlling party of Akazoo Limited is InternetQ Group Limited, a company registered in UK. All the above entities are subsidiaries of InternetQ Group Limited.

Loans from shareholders

On August 20, 2018, the Company issued Convertible Loan Notes 2020 to its shareholder Tosca Penta Music Limited Partnership for a principal amount of £1.8mil. The notes are convertible into ordinary shares of the Company at the option of the holder on or after March 31, 2019 or upon merger/exit, or, repayable on the second anniversary of the date of the instrument. The Company is entitled to accelerate repayment on the first anniversary of the date of the instrument.

On February 27, 2019, the Company issued Convertible Loan Notes 2019 to its shareholder Tosca Penta Music Limited Partnership for a principal amount of £1.8mil. The notes are convertible into ordinary shares of the Company at the option of the holder on or after July 1, 2019 and are repayable on the first occurance of the merger, a share sale or December 31, 2019.

The convertible notes are presented in the Consolidated Statement of Financial Position as follows: -

(in thousands €) Financial liabilities – borrowings	June 30, 2019

Liability component on initial recognition	3,921
Interest charge calculated at the effective rate	833
Liability component at the end of the period	4,754

9.	Contingencies

None.

10.	Events after the reporting period

Prior to the closing of the Business Combination, described in the following paragraph, on September 11, 2019, the convertible loan notes issued by the Company were all converted into ordinary shares by the holder of the loan notes. The total amount of convertible loan notes was GBP 4.55 million, consisting of CLNs issued on 20 August 2018 (GBP 1.8m), 27 February 2019 (GBP 1.8m) and 9 September 2019 (GBP 0.95m).

On September 11, 2019, the parties to the business transaction agreement, dated as of January 24, 2019, completed the previously announced business combination (the “Business Combination”) involving MMAC and Akazoo Limited, a private company limited by shares incorporated under the laws of Scotland (“Old Akazoo”). The Business Combination combined the assets and businesses of MMAC and Old Akazoo into Akazoo, with Akazoo continuing as a publicly traded entity. The Business Combination resulted in (1) stockholders of MMAC, equityholders of Old Akazoo and certain other equity investors together holding all of the outstanding Akazoo Ordinary Shares, Akazoo $11.50 Warrants and Akazoo $9.20 Warrants and (2) Old Akazoo becoming a wholly owned subsidiary of Akazoo. The exchange of Akazoo Ordinary Shares and Akazoo $11.50 Warrants for previously outstanding shares of MMAC Common Stock and MMAC Warrants, and the exchange of Akazoo Ordinary Shares and Akazoo $9.20 Warrants for equity interests in Old Akazoo, were registered under the U.S. Securities Act of 1933 (the “Securities Act”) on Akazoo’s registration statement on Form F-4 (File No. 333-229613) (as amended, the “Registration Statement”), which was declared effective by the SEC on August 15, 2019.

In connection with the completion of the Business Combination:

1.	Immediately prior to the completion of the Business Combination:

a.	all outstanding MMAC Units separated into their individual components; and

b.	each MMAC Right entitling the holder to receive one-tenth of one share of MMAC Common Stock automatically converted into such fraction of MMAC Common Stock in accordance with the rights agreement governing such MMAC Rights;

2.	Upon the completion of the Business Combination:

a.	each share of MMAC Common Stock issued and outstanding immediately prior to the effective time of the Business Combination (including shares that were automatically issued to holders of MMAC Rights pursuant to the conversion of such rights described above) converted into the right to receive one Akazoo Ordinary Share;

b	each MMAC Warrant (or portion thereof) issued and outstanding immediately prior to effective time of the Business Combination converted into an Akazoo $11.50 Warrant (or equivalent portion thereof) having and subject to substantially the same terms and conditions set forth in the MMAC Warrants; and

c.	all outstanding equity interests of Old Akazoo issued and outstanding immediately prior to the effective time of the Business Combination converted into the right to receive an aggregate of 36,243,012 Akazoo Ordinary Shares and warrants exercisable into an aggregate of 2,579,232 additional Akazoo Ordinary Shares, with such warrants having an exercise period of five years from issuance and an exercise price of $9.20 per Akazoo Ordinary Share (the “Akazoo $9.20 Warrants”); and

3.	Immediately following the completion of the Business Combination:

a.	Akazoo issued an aggregate of 6,514,773 additional Akazoo Ordinary Shares and 4,740,768 additional Akazoo $9.20 Warrants in a private placement offering pursuant to an exemption from the registration requirements of the Securities Act (the “PIPE Financing”);

b.	equity holders of Modern Media Sponsor, LLC, MMAC’s former sponsor, forfeited an aggregate of 2,600,000 Akazoo Ordinary Shares and 7,320,000 Akazoo $11.50 Warrants, all in accordance with the terms of the Business Combination; and

c.	Akazoo issued an aggregate of 874,460 additional Akazoo Ordinary Shares (i) in satisfaction of, and pursuant to the terms of, outstanding promissory notes of MMAC and (ii) on account of expenses associated with the Business Combination and as compensation for certain services previously provided to MMAC, all pursuant to an exemption from the registration requirements of the Securities Act (the “Fee Share Issuance”).

As a result of the foregoing, immediately following completion of the Business Combination, the PIPE Financing and the Fee Share Issuance, there were 49,635,210 Akazoo Ordinary Shares, Akazoo $11.50 Warrants exercisable into 10,349,997 Akazoo Ordinary Shares (at an exercise price of $11.50 per Akazoo Ordinary Share) and Akazoo $9.20 Warrants exercisable into 7,320,000 Akazoo Ordinary Shares (at an exercise price of $9.20 per Akazoo Ordinary Share) issued and outstanding.

Prior to the opening of trading on the NASDAQ Stock Market on September 11, 2019, each of the MMAC Securities was suspended from trading, and the Akazoo Ordinary Shares and Akazoo $11.50 Warrants were listed and commenced trading on the NASDAQ Stock Market under the symbols “SONG” and “SONGW,” respectively, on the same day.

As a result of the Business Combination and the PIPE Financing, the Company raised total gross proceeds of $54.9 million (c.€49.9 million). Total cash Transaction Costs related to the transaction were €6.9 million resulting in c.€43.0 million net proceeds.

Financial Statements (Modern Media Acquisition Corp.)

Condensed Balance Sheets

The disclosures on page F-55 of the MMAC’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commision on August 15, 2019, are incorporated by reference herein.

Condensed Statements of Operations

The disclosures on page F-56 of the MMAC’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commision on August 15, 2019, are incorporated by reference herein.

Condensed Statements of Changes in Stockholders’ Equity

The disclosures on page F-57 of the MMAC’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commision on August 15, 2019, are incorporated by reference herein.

Condensed Statements of Cash Flows

The disclosures on page F-58 of the MMAC’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commision on August 15, 2019, are incorporated by reference herein.

Notes to Condensed Financial Statements (unaudited)

The disclosures on page F-59 of the MMAC’s Proxy Statement / Prospectus dated August 15, 2019, as filed with the Securities and Exchange Commision on August 15, 2019, are incorporated by reference herein.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction

The pro forma financial statements combine the historical financial statements of Modern Media Acquisition Corp. (“MMAC”) and the historical consolidated financial statements of Akazoo Limited (“Akazoo”) to illustrate the effect of the transactions contemplated by the business transaction agreement, dated as of January 24, 2019 (as amended, the “Business Transaction Agreement”), which provided for a business combination (the “Business Combination” or “Transactions”) between MMAC and Akazoo (“Pubco”).

The following unaudited pro forma combined statement of financial position as of June 30, 2019 combines the unaudited consolidated balance sheet of Akazoo as of June 30, 2019 with the unaudited balance sheet of MMAC as of June 30, 2019.

The following unaudited pro forma combined statement of profit or loss for the year ended December 31, 2018 combines the audited consolidated statement of profit or loss of Akazoo for the year ended December 31, 2018 with the unaudited statement of operations of MMAC for the four quarterly periods ended December 31, 2018. The statement of operations of MMAC for the four quarterly periods ended December 31, 2018 was determined by adding MMAC’s unaudited condensed statement of operations for the nine months ended December 31, 2018 to MMAC’s audited statement of operations for the fiscal year ended March 31, 2018, and subtracting MMAC’s unaudited condensed statement of operations for the nine months ended December 31, 2017.

The following unaudited pro forma combined statement of profit or loss for the six months ended June 30, 2019 combines the unaudited consolidated statement of profit or loss of Akazoo for the six months ended June 30, 2019 with the unaudited statement of operations of MMAC for the two quarterly periods ended June 30, 2019. The statement of operations of MMAC for the two quarterly periods ended June 30, 2019 was determined by adding MMAC’s audited condensed statement of operations for the year ended March 30, 2019 to MMAC’s unaudited statement of operations for the quarter ended June 30, 2019, and subtracting MMAC’s unaudited condensed statement of operations for the nine months ended December 31, 2018.

The pro forma financial statements should be read in conjunction with the accompanying notes. In addition, the pro forma financial statements were based on and should be read in conjunction with the following historical financial statements and the accompanying notes:

•	historical audited consolidated financial statements of Akazoo for the six months ended June 30, 2019 and the years ended December 31, 2018; and

•	historical audited financial statements of MMAC for the six months ended June 30, 2019 and for the years ended March 31, 2018.

The historical financial statements of Akazoo have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and in its functional and presentation currency of the Euro. The historical financial statements of MMAC have been prepared in accordance with GAAP in its functional and presentation currency of United States dollars. The financial statements of MMAC have been translated into Euros for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

•	at the period end exchange rate as of June 30, 2019 of $1.1374 to € 1.0000 for the statement of financial position; and

•	the average exchange rate for the twelve-month period ended December 31, 2018 of $1.1817 to € 1.0000, the average exchange rate for three-month period ended March 31, 2019 of $1.1354 to € 1.0000 and the average exchange rate for three-month period ended June 30, 2019 of $1.1237 to € 1.0000 for the statement of operations.

These pro forma financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the transactions contemplated by the Business Transaction Agreement been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Transactions

MMAC entered into a business transaction agreement, dated as of January 24, 2019 which provided for the “Business Combination between MMAC and Akazoo Limited, a private company limited by shares incorporated under the laws of Scotland (“Old Akazoo”). The Business Combination was structured to combine the assets and businesses of MMAC and Old Akazoo into one new, publicly traded entity. The Business Combination resulted in (1) stockholders of MMAC, equityholders of Old Akazoo and certain other equity investors together holding all of the outstanding Ordinary Shares of Akazoo and (2) Old Akazoo becoming a wholly owned subsidiary of Akazoo.

Pursuant to the Business Transaction Agreement, the Business Combination was effected in three steps: (i) subject to the approval and adoption of the Business Transaction Agreement by the stockholders of MMAC, MMAC merged with and into Akazoo, with Akazoo remaining as the surviving publicly traded entity (the “Merger”); (ii) Unlimited Music S.A., a Luxembourg public limited company (société anonyme) (“LuxCo”), acquired the entire issued share capital of Old Akazoo in consideration for issuing ordinary shares of LuxCo (“LuxCo Shares”) to the Old Akazoo shareholders (the “Share Exchange”) and (iii) LuxCo merged with and into Akazoo, with Akazoo remaining as the surviving publicly traded entity (the “Luxembourg Merger”).

In connection with the Business Combination, on September 11, 2019, we sold units consisting of an aggregate of 6,514,773 shares and warrants exercisable for 4,740,768 shares to accredited investors. An additional 2,579,232 warrants were issued to the Old Akazoo shareholders for a total of 7,320,000 ordinary shares issuable upon exercise of warrants. The warrants are exercisable at a price of $9.20 per share and expire 5 years from closing of the business combination.

249,460 Ordinary Shares were also issued in connection with the Business Combination to certain creditors of MMAC in lieu of cash payment by Akazoo of amounts owed to them. Such Ordinary Shares were issued to those creditors at a rate of $8.00 per Ordinary Share.

In addition, 625,000 Ordinary Shares were issued to certain service providers, underwriters and placement agents of MMAC, at a rate of $8.00 per Ordinary Share.

Furthermore, in connection with the Business Combination and the private placement offering, certain Securityholders of Akazoo forfeited an aggregate of 2,600,000 Ordinary Shares and such Ordinary Shares were cancelled by Akazoo.

Accounting for the Transactions

The Transactions is being accounted for as a “reverse merger” in accordance with IFRS. Under this method of accounting, is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that the former shareholders of Akazoo have a majority of the voting power of the combined entity, that the business of Akazoo comprises the ongoing operations of PubCo, that persons designated by Akazoo comprise a majority of the governing body of the combined entity, and that Akazoo’s senior management comprise the senior management of the combined entity. Accordingly, for accounting purposes, the transactions will be treated as the equivalent of Akazoo issuing shares for the net assets of MMAC, accompanied by a recapitalization. The net assets of MMAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be deemed to be those of Akazoo.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the transactions, and are factually supportable and are expected to have a continuing impact on the results of the combined entity. The adjustments presented on the pro forma financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon the consummation of the transactions.

The pro forma financial statements are presented for illustrative purposes only. The financial results may have been different had MMAC and Akazoo been combined for the referenced periods. You should not rely on the pro forma financial statements as being indicative of the historical results that would have been achieved had MMAC and Akazoo been combined for the referenced periods or the future results that PubCo will experience. Akazoo and MMAC have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of MMAC has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB for the purposes of the pro forma financial statements. No adjustments were required to convert MMAC’s financial statements from GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify MMAC’s common stock subject to redemption as non-current liabilities under IFRS. The adjustments presented in the pro forma financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity after giving effect to the Transactions.

PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2019

(UNAUDITED)

(in Euro thousands, except per share amounts)

	MMAC				Akazoo	Pro Forma
	MMAC (A)	Pro Forma		MMAC	Akazoo (B)	Pro Forma		Pro Forma
	Historical	Adjustments		Pro Forma	Historical	Adjustments		Combined
Assets
Marketable securities held in Trust Account	12,770	(438	)(4)	12,332	-	(12,332	)(1)	-
Property and equipment, net	-	-		-	1,105	-		1,105
Intangible assets net	-	-		-	32,121	-		32,121
Trade and other debtors	-	-		-	30	-		30
Non-current assets	12,770	(438)		12,332	33,256	(12,332)		33,256
Trade receivables, net	-	-		-	39,258	-		39,258
Prepaid expenses and other current assets	55	-		55	-	-		55
Cash	8	438	(4)	8	832	12,332	(1)	41,364
		(438	)(4)			(2,171	)(2)
						(5,368	)(3)
						35,731	(5)
Total current assets	63	-		63	40,090	40,524		80,677
Total assets	12,833	(438)		12,395	73,346	28,192		113,933
Equity
Common Stock	1	-		1	58	(9	)(6)	50
Additional paid in capital	3,278			3,278	46,765	6,509	(2)	93,011
						(398	)(4)
						35,731	(5)
						1,126	(6)
Accumulated other comprehensive income	-	-		-	(1,390)	-		(1,390)
Retained earnings (accumulated deficit)	1,117	-		1,117	3,421	(897	)(3)	2,524
						(1,117	)(6)
Non-controlling interests	-	-		-	(9)	-		(9)
Total equity	4,396	-		4,396	48,845	40,945		94,186
Liabilities
Deferred underwriting fee payable	4,207	-		4,207	-	(4,207	)(3)	-
Deferred legal fee	264	-		264	-	(264	)(3)	-
Pension liability	-	-		-	31	-		31
Common stock subject to possible redemptions	40	(438	)(4)	(398)	-	398	(4)	-
Non-current liabilities	4,511	(438)		4,073	31	(4,073)		31
Accounts payable	1,956	-		1,956	19,716	(1,956	)(2)	19,716
Loan and interest payable	1,755	-		1,755	4,754	(6,509	)(2)	-
Income taxes payable	215	-		215	-	(215	)(2)	-
Total current liabilities	3,926	-		3,926	24,470	(8,680)		19,716
Total liabilities	8,437	(438)		7,999	24,501	(12,753)		19,747
Total liabilities and stockholders' equity	12,833	(438)		12,395	73,346	28,192		113,933

(A) Derived from the unaudited Balance Sheet as of June 30, 2019.

(B) Derived from the unaudited consolidated statement of financial position of Akazoo as of June 30, 2019.

(1) To reflect the release of cash from investments held in the trust account.

(2) To reflect the payments of MMAC’s accounts payable, income taxes payable and promissory note-related party and the conversion of the loan and interest payable into Ordinary Shares.

(3) To reflect the payment of estimated legal, financial advisory and other professional fees related to the Business Combination.

(4) To reflect the actual redemption of shares of MMAC Common Stock subsequent to June 30, 2019.

(5) To reflect a PIPE financing of $40.6 million (approximately € 35.7 million). The PIPE issuance is for 6,514,773 shares, which includes shares of MMAC Common Stock “sweetener”. Founders to be issued 249,460 additional shares of MMAC Common Stock at $8.00 per share price of PIPE financing related to the funding by Founders of $2.0 million (approximately €1.8 million) in order to extend the date by which MMAC has to consummate a business combination. Founders also agreed to forfeit 2,600,000 shares of MMAC Common Stock in connection with the Business Combination.

(6) To reflect re-organization of equity

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2019

(in Euro thousands, except per share and per share amounts)

			Pro Forma
	MMAC (A)	Akazoo Limited (B)	Pro Forma Adjustments		Pro Forma Combined
Net sales	-	64,521	-		64,521
Cost of operations	(2,190)	(48,832)	-		(51,022)
Gross profit	(2,190)	15,689	-		13,499
Operating expenses
Other operating income	-	-	-		-
Selling, general and administrative expenses	-	(8,235)	-		(8,235)
Depreciation and amortisation	-	(3,840)	-		(3,840)
Operating profit	(2,190)	3,614	-		1,424
Interest and financing costs
Interest income, net	1,745	(504)	(1,745	)(1)	(504)
Income (loss) before income taxes	(445)	3,110	(1,745)		920
Income tax expense	(360)	(1)	360	(1)	(1)
Net income (loss)	(805)	3,109	(1,385)		919
Less: Net loss attributable to noncontrolling interest	-	(1)	-		(1)
Net income (loss) available to common shareholders	(805)	3,108	(1,385)		918

Weighted average share outstanding
Basic		479,304,500	(429,669,290	)(2)	49,635,210
Diluted		493,323,378	(443,688,168	)(2)	49,635,210
Income (loss) per share available to common shareholders
Basic		0.01			0.02
Diluted		0.01			0.02

(A) Derived from the unaudited statement of operations of MMAC for the two quarterly periods ended June 30, 2019.

(B) Derived from the unaudited consolidated statement of profit or loss of Akazoo for the six months ended June 30, 2019.The historical outstanding shares and per share amounts were adjusted to reflect the effect of the 100-for-1 stock split.

(1) Represents an adjustment to eliminate interest income and unrealized gain on marketable securities held in the trust account and related income tax expense as of the beginning of the period.

(2) As the Business Combination are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Transactions, which amounts to a total of 49,635,210 shares, have been outstanding for the entire period presented.

Pro Forma
Six Months Ended
June 30, 2019
Weighted average shares calculation, basic and diluted
MMAC public shares outstanding	1,357,947
MMAC rights converted to shares	2,070,019
MMAC founder shares	2,824,459
Akazoo shares issued in Transactions	36,243,012
PIPE shares	6,514,773
Underwriters' fee (share portion)	625,000
Weighted average shares outstanding	49,635,210

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

(in Euro thousands, except per share and per share amounts)

			Pro Forma
	MMAC (A)	Akazoo Limited (B)	Pro Forma Adjustments		Pro Forma Combined
Net sales	-	104,837	-		104,837
Cost of operations	(537)	(81,454)	-		(81,991)
Gross profit	(537)	23,383	-		22,846
Operating expenses
Other operating income	-	8	-		8
Selling, general and administrative expenses	-	(12,687)	-		(12,687)
Depreciation and amortisation	-	(5,464)	-		(5,464)
Operating profit	(537)	5,240	-		4,703
Interest and financing costs
Interest income, net	2,864	(362)	(2,864	)(1)	(362)
Income (loss) before income taxes	2,327	4,878	(2,864)		4,341
Income tax expense	(598)	(10)	598	(1)	(10)
Net income (loss)	1,729	4,868	(2,266)		4,331
Less: Net loss attributable to noncontrolling interest	-	(1)	-		(1)
Net income (loss) available to common shareholders	1,729	4,867	(2,266)		4,330

Weighted average share outstanding
Basic		410,570,600	(360,935,390	)(2)	49,635,210
Diluted		410,570,600	(360,935,390	)(2)	49,635,210
Income (loss) per share available to common shareholders
Basic		0.01			0.09
Diluted		0.01			0.09

(A) Derived from the unaudited statement of operations of MMAC for the four quarterly periods ended December 31, 2018.

(B) Derived from the audited consolidated statement of profit or loss of Akazoo for the year ended December 31, 2018. The historical outstanding shares and per share amounts were adjusted to reflect the effect of the 100-for-1 stock split.

(1) Represents an adjustment to eliminate interest income and unrealized gain on marketable securities held in the trust account and related income tax expense as of the beginning of the period.

(2) As the Business Combination are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Transactions, which amounts to a total of 49,635,210 shares, have been outstanding for the entire period presented.

Pro Forma
Year Ended
December 31, 2018
Weighted average shares calculation, basic and diluted
MMAC public shares outstanding	1,357,947
MMAC rights converted to shares	2,070,019
MMAC founder shares	2,824,459
Akazoo shares issued in Transactions	36,243,012
PIPE shares	6,514,773
Underwriters' fee (share portion)	625,000
Weighted average shares outstanding	49,635,210

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The terms “we,” “us,” “our,” “Akazoo” and the “Company” in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Akazoo” refer to Akazoo Ltd.

Special Note Regarding Forward Looking Statements

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Historical Financial Data of Akazoo” and our consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Some of the statements contained in this proxy statement/prospectus may constitute “forward looking statements” for purposes of the federal securities laws. Forward-looking statements are statements other than historical fact, and may include statements regarding the Company’s expectations, beliefs, intentions or strategies regarding future actions or events. Forward-looking statements are based on the Company’s current expectations and beliefs concerning potential future developments and events, and their potential effects on the Company. There can be no assurance that any such future developments or events affecting the Company will be those that is has anticipated. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including those set forth under the heading “Risk Factors” elsewhere in this proxy statement/prospectus. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions; they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•	Subscribers;

•	our ability to attract prospective Subscribers (as defined herein) and to retain existing Subscribers;

•	Content Licenses

•	our dependence upon third-party label licenses for musical compositions;

•	our ability to comply with the many complex, international license agreements to which we are a party;

•	our lack of control over the providers of our content and their effect on our access to their music and other content;

•	our ability to accurately estimate the amounts payable under our license agreements;

•	the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;

•	our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

•	assertions by third parties of infringement or other violations by us of their intellectual property rights;

•	Financial

•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

•	risk associated with market fluctuations and potential downturns;

•	risks related to our status as a foreign private issuer;

•	Equity Ownership

•	ownership dilution resulting from potential share issuances;

•	the concentration of voting power among our major shareholders who have and will continue to have substantial control over our business;

•	Geo-Political

•	intricacies in the competitive landscapes in our varying markets;

•	risks associated with local, regional and national government policies regarding copyright protection and Internet usage, among others; and

•	Miscellaneous

•	potential breaches of our security systems to our databases or mobile apps and software.

We operate in a fast-paced environment that is built on and also reliant upon rapid changes in technology, specifically with regards to music distribution, consumption and data analysis. Due to these and other, new risk factors and uncertainties which may emerge from time to time, it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Overview

Our mission is to discover, procure and aggregate content from creative artists, and distribute it reliably and efficiently to our Subscribers in the best way possible. We strive to offer our Subscribers unparalleled access to culturally-relevant local as well as global musical content. While we are also confident in our ability to match our competitors’ offerings of internationally-popular content, we pride ourselves on understanding our Subscribers’ tastes in our markets by constantly providing them with their favorite content, and enabling them to discover new artists and songs along the way.

As of June 30, 2019, we operated in 25 separate markets, providing our Subscribers over 45 million unique musical tracks. A large part of the content provided on our platform is “local,” defined as being created by artists in the respective country or region; this is one of our key differentiating factors. Given our experience and success in introducing and sustaining our service in various emerging markets, we plan to continue this strategy and might expand into additional countries in the future. At the moment, we are present in Eastern Europe, South-East Asia, Latin America and Africa.

We currently monetize our on-demand streaming service through subscriptions and our Radio Service through advertising. Our Radio Service was launched in 2017 that targets passive listeners, while driving additions of prospective Subscribers. We believe our Radio Service is a strong product with considerable long-term opportunity as a stand-alone offering as well as part of an overall offering together with our on-demand streaming service.

As of June 30, 2019, we had approximately 5.3 million Subscribers, 32% growth year-over-year. Our Registered Users have grown 38% over the same period, from 31.4 million to 43.3 million. In line with our growth in Subscribers and Registered Users, our revenues have shown strong growth as well. Gross margin has shown an upward trend in this period with our EBITDA increasing over time as well. We intend to continue to invest in adding Subscribers and Registered Users to increase our revenues and operating profits over time while remaining EBITDA positive.

Our profitability has been partly due to our strong focus on emerging markets where we can offer a high quality service of global standards while using a hyper-local strategy. The localized strategy includes adapting our user interface, content, billing options and price levels to local standards. Again, while our platform provides internationally popular contemporary music, our strategy and path to sustained profit has been due to our strong and diligent focus on serving emerging markets, their populations’ musical tastes, and our strong relationships with the local content providers. By creating and maintaining physical presences in our markets, we have developed and continue to hone our ability to better understand those consumers and their musical preferences. In order to maintain our success and continue with our local-first strategy, we are highly selective when it comes to determining entrance into new markets.

How We Generate Revenue

We operate and manage our business primarily by our Subscriber offering, a recurring subscription that provides paying Subscribers unlimited access to our content library of over 45 million songs. We also generate revenue through the sales of advertisements which are deployed on our free Radio Service; this is currently a growing but minor contributor to our overall revenues in 2019.

It is these recurring Subscriptions that drive the top line of our business at the moment. Our Subscription Service provides Subscribers with unlimited online and offline high-quality streaming access to our catalog of international and local tracks. In addition to accessing our catalog on computers, tablets, and mobile devices, Subscribers can connect through other devices such as smart televisions. Our Subscription Service offers an advertisement-free music experience.

We use a local strategy and offer different subscription plans in different markets. In certain markets our subscription products offer different durations in order to appeal to Users with varying lifestyles and across various demographics, age and income groups. Our pricing is also adapted to each market to align with local consumer purchasing power and general cost levels, as well as willingness to pay for a music service.

We generate our Subscription revenues through the sale of Subscriptions, which are sold directly to end users and through partners who are generally telecommunications, social messaging or Original Equipment Manufacturers (OEM) companies that either bundle the subscription with their own services or provide access to their user base. Partnerships are priced on a combination of per-subscriber rates and revenue shares under negotiated agreements and may include minimum guarantees for the number of subscriptions that will be purchased from us.

Subscription Revenue is a direct function of the number of Subscribers who use the service. As of June 30, 2019 and 2018, we had approximately 5.3 million and 4.0 million Subscribers, respectively. New Subscribers are sourced from a variety of channels, including via paid and affiliate media spend, in-house marketing efforts, partnerships and our Radio Service.

Our free Radio Service provides Users with on-demand mobile and online access to our offering of over 80,000 radio stations (terrestrial and digital) from around the world. In addition, the Radio Service provides many Akazoo stations curated by proprietary Artificial Intelligence (AI). We believe there is large opportunity to grow Users and gain market share from traditional terrestrial radio. Our Radio Service serves as both a Subscriber acquisition channel and a robust option for Users who are unable or unwilling to pay a monthly subscription fee but still want to enjoy access to a wide variety of high-quality music. We generate revenue for our Ad-Supported Radio Service from the sale of display and audio advertising delivered through advertising impressions.

Components of our Operating Results

Cost of Revenue. Our cost of revenue comprises mainly of Media Costs and Other Direct Costs, which are predominantly royalty and distribution costs related to content streaming but also payment processing fees for subscription revenue and certain revenue share payments. We incur royalty costs, which we pay to certain music record labels, publishers, and other rights holders, for the right to stream music to our Subscribers. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, service royalties are based on the greater of a percentage of revenue and a per User amount. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties generally includes measures such as the number of Subscribers and/or the rates of Subscriber churn in the applicable region (as opposed to our actual churn rate). Royalty rates vary by country and some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. Other Direct Costs may also include certain revenue share payments and payment processing fees for subscription revenue, such as direct carrier billing fees, operator fees and telecommunications aggregator fees.

Our Media Costs primarily comprise of paid and affiliate media costs, in-house marketing expenses and partnership expenses related to the acquisition of Subscribers. Historically, our Media Costs have been classified as part of our Cost of Revenue although most of our competitors classify such costs under Operating Expenses.

Operating Expenses. Our Operating Expenses comprise mainly of general and administrative, marketing and research and development expenses. Our general and administrative expenses are comprised primarily of employee compensation and benefits for functions such as finance, accounting, analytics, legal, consulting fees, and other costs including facility and equipment costs. Our marketing expenses relate mainly to costs that do not relate directly to user or subscriber acquisitions such as campaigns, fixed marketing costs as well as general social media marketing costs.

Key Performance Indicators

Subscribers

We charge our Subscribers a recurring subscription rate, which varies from market to market, depending on a variety of factors, including but not limited to: GDP per capita (purchasing power), presence of competitors, local demographics, and accessibility to mobile technology (primarily smartphones). We define a Subscriber as a User that has registered with Akazoo and has made a monthly payment or, in case of shorter duration subscriptions, aggregate payments at least equal to the monthly subscription price.

The table below sets forth our Subscribers as of June 30, 2019 and 2018.

	Six months ended June 30,
	2019	2018	Change
Subscribers, in millions (eop)	5.3	4.0	32%

Subscribers were 5.3 million as of June 30, 2019 and 4.0 million as of June 30, 2018, which represented an increase of 32%. Subscriber growth has been driven largely by our in-house marketing efforts and paid acquisitions in this period.

Registered Users

Registered Users are defined as users that have registered for the Service, are currently a Subscriber, have been a Subscriber historically or are currently signed up for a free trial. We track Registered Users as an indicator of the size of the audience that has engaged with our service and it represents a pool of future potential retargeting efforts.

The table below sets forth our Registered Users as of June 30, 2019 and 2018.

	Six months ended June 30,
	2019	2018	Change
Registered Users, in millions (eop)	43.3	31.4	38%

Our Registered Users have increased over time in line with our Subscribers and reached 43.3 million Users as of June 30, 2019. They also represent a latent asset for potential retargeting efforts.

ARPU

ARPU is defined as Average Revenue Per User, which is a combined result of the monthly subscription revenues divided by the monthly Subscribers. The table below sets out our ARPU for the six months ended June 30, 2018 and 2019. ARPU has remained fairly constant at just above €2 per month. We operate in 25 countries with varying levels of ARPU. As a result, our overall ARPU can change depending on in which country or region we expand and grow Subscribers.

The table below sets forth our ARPU for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30,			Six months ended June 30,
	2019	2018	Change	2019	2018	Change
Monthly ARPU	2.05	2.02	1%	2.05	2.02	1%

For the six months ended June 30, 2019 and 2018, ARPU was €2.05 and €2.02, respectively, which represented an increase of 1%. The increase was due principally to a minor shift in geographic mix.

Results of Operations

in thousands (€) except %

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018	2019	2018
Revenues		33,804	24,627	64,521	46,455
Cost of revenues		-25,536	-19,243	-48,832	-36,023
Media costs		-5,727	-4,647	-10,915	-8,523
Other direct costs		-19,809	-14,596	-37,917	-27,500
Gross profit		8,268	5,384	15,689	10,432
Operating expenses		-4,536	-3,060	-8,235	-5,701
Depreciation and amortisation		-2,197	-945	-3,840	-1,891
		-6,733	-4,005	-12,075	-7,592
Operating profit		1,535	1,379	3,614	2,840
Finance income		27	0	40	0
Finance costs		-251	-7	-544	-12
Finance income/(costs) - net		-224	-7	-504	-12
Profit before income tax		1,311	1,372	3,110	2,828
Income tax expense/(benefit)		-3	-10	-1	-20
Net income attributable to owners of the parent		1,308	1,362	3,109	2,808

Revenue

Factors influencing Revenue include a number of territory variables. These variables include market and economic variables such as competitive landscape and disposable income profile of the population in the respective countries. Other factors that influence territory revenues are the level and mix of media campaigns used to grow our subscriber base in each market, conversion rate of free to paying subscribers and monthly churn rate of existing subscribers. The evolution of Cost of Revenue correlates to media spend which in turn correlates to the evolution of revenues.

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Revenue increased by €9.2 million or 37%.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Revenue increased by €18.1 million or 39%.

The aforementioned increase was attributable primarily to an increase in Subscribers with the ARPU remaining constant.

Cost of Revenue

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Cost of Revenue increased by €6.3 million, or 33%, and Cost of Revenue as a percentage of revenue decreased from 78% to 76%.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Cost of Revenue increased by €12.8 million, or 36%, and Cost of Revenue as a percentage of revenue decreased from 78% to 76%.

This decrease in Cost of Revenue as a percentage of Revenue was driven primarily by a decrease in customer acquisition media spend as a percentage of Revenue.

Gross Profit and Gross Margin

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, gross profit increased by €2.9 million, or 54%, and gross margin increased from 21.9% to 24.5%. Such increase is mainly attributable to a decrease in Cost of Revenue as a percentage of Revenue primarily due to decreased customer acquisition media spend.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Gross Profit increased by €5.3 million, or 50%, and Gross Margin increased from 22.5% to 24.3%. Historically, Media Costs, which are costs incurred to acquire and retain Subscribers, have been classified as Cost of Revenue although most of our competitors classify such costs under Operating Expenses, below Gross Profit.

Operating Expenses

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Operating Expenses increased by €1.5 million or 48%, and Operating Expenses as a percentage of revenues increased from 12.4% to 13.4%.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Operating Expenses increased by €2.5 million or 44%, and Operating Expenses as a percentage of revenues increased from 12.3% to 12.8%.

The increase in Operating Expenses as a percent of revenues was mainly due to Content Delivery Network Costs and Transaction Costs with regards to the Business Combination with Modern Media Acquisition Corp.

Finance Income

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, finance income increased by €0.03 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, finance income increased by €0.04 million.

This increase was primarily due to increased interest on cash deposits.

Finance Costs

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, finance costs increased by €0.2 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, finance costs increased by €0.5 million.

This increase in finance costs reflects the impact of accrued interest on the convertible loan notes issued in 2018 and 2019.

Income Tax

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, income tax benefits decreased by €0.007 million.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, income tax benefits decreased by €0.02 million.

Net profit attributable to owners of the parent

For the three months ended June 30, 2019, as compared to the three months ended June 30, 2018, net profit attributable to owners of the parent decreased by €0.05 million, or 4%.

For the six months ended June 30, 2019, as compared to the six months ended June 30, 2018, net profit attributable to owners of the parent increased by €0.3 million, or 11%.

Non-IFRS Financial Measures

We define EBITDA as Net Income before Net Finance Costs, Income Tax Expense and Depreciation and Amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by IASB in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash from operating activities.

Akazoo defines Adjusted Gross Profit as Gross Profit plus Media Costs added back, which are costs incurred to acquire customers, consistent with reporting of public peers.

EBITDA, Adjusted Gross Profit and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA, Adjusted Gross Profit and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA, Adjusted Gross Profit and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our Consolidated Condensed Financial Statements appearing elsewhere in this report.

Management monitors specific non-GAAP Free Cash Flow on a six-month basis.

Set forth below is a reconciliation of EBITDA to Free Cash Flow (in thousands €).

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
EBITDA:
Net Income	1,308	1,362	3,109	2,808
Finance income/(costs)-net	224	7	504	12
Income tax expenses	3	10	1	20
Depreciation and amortization	2.197	945	3,840	1,891
EBITDA	3,732	2,324	7,454	4,731
Revenues	33,804	24,627	64,521	46,455
EBITDA Margin	11%	9%	12%	10%
Gross Profit	8,268	5,384	15,689	10,432
Gross Margin	24%	22%	24%	22%
add back: Media Costs	5,727	4,647	10,915	8,523
Adjusted Gross Profit	13,995	10,031	26,604	18,955
Adjusted Gross Margin	41%	41%	41%	41%

	Six months ended June 30,
	2019	2018
Free Cash Flow:
Net cash from operating activities	-802	-997
Capital expenditures	-822	-388
Free Cash Flow	-1,624	-1,385

EBITDA

For the three months ended June 30, 2019, as compared to the three months ended June 30, 2018, EBITDA increased by €1.4 million, and EBITDA margins increased from 9.4% to 11.0%.

For the six months ended June 30, 2019, as compared to the six months ended June 30, 2018, EBITDA increased by €2.7 million, and EBITDA margins increased from 10.2% to 11.6%.

The increase in EBITDA margin was driven largely by a decrease in Media Costs in the first half of 2019.

EBITDA for the three months ended June 30, 2019 was in line with the previous quarter despite slightly higher gross profit margins realized for the three months ended June 30, 2019 as they were partly off-set by higher transaction costs and other operational expenses for the three months ended June 30, 2019.

Free Cash Flow

Free Cash Flow decreased by €0.2 million to (€1.6) million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. The decrease in Free Cash Flow was due primarily to an increase in capital expenditure in the first half of 2019.

Adjusted Gross Profit

For the three months ended June 30, 2019 as compared to the three months ended June 30, 2018, Adjusted Gross Profit increased by €3.9 million, or 40%, and Adjusted Gross Margin improved to 41.4% from 40.7%.

For the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, Adjusted Gross Profit increased by €7.6 million, or 40%, and Adjusted Gross Margin improved to 41.2% from 40.8%.

The above improvement is mainly attributable to a slight decrease in revenue processing fees due to small changes in our revenue mix.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. As of June 30, 2019, cash and cash equivalents were €0.8 million up by €0.3 million compared to December 31, 2018. On 27 February 2019, the Company issued convertible loan notes for a principal amount of £1.8 million.

Our future capital requirements depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, and overall economic conditions, globally.

Cash Flow

	6 months ended June 30,
	2019	2018
Net cash from operating activities	-802	-997
Net cash from investing activities	-822	-388
Net cash from financing activities	1,899	0
Increase/(Decrease) in cash and cash equivalents	275	-1,385
Cash and cash equivalents - beginning of the period	501	2,109
Effect of foreign exchange rate changes	56	-164
Cash and cash equivalents at end of period	832	560

Operating activities.

Net cash flows from operating activities increased by €0.2 million to (€0.8) million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. The increase was due primarily to improved working capital management.

Investing activities.

Net cash flows used in investing activities increased by €0.4 million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, due primarily to an increase in capital expenditure outflows.

Financing activities.

Net cash flows used in financing activities increased by €1.9 million for the six months ended June 30, 2019 as compared to the six months ended June 30, 2018, due to a new issue of convertible loan notes.

Indebtedness

The Company’s indebtedness is disclosed in Section Financial Liabilities – Borrowings of the Notes of the Interim Condensed Financial Statements. In addition, we have a government loan liability of €0.25 million, by our Spanish subsidiary PHMI which is included in our Consolidated Statement of Financial Position under current liabilities.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any agreements for non-financial assets.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2019:

	Payments due by period
(in € thousands) Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease Obligations	15	15	0	0	0
Total	15	15	0	0	0

The Company has also entered into agreements with various consultants, advisors and others in connection with its Business Combination. In some instances, a significant component consists of contingent or success fees (but not deferred underwriting compensation) would be charged to operations in the quarter that an initial business combination is consummated.

Quantitative and Qualitative Disclosures About Market Risk

Our international activities expose us to a variety of market risks. Our primary market risk exposures relate to currency and share price risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Our general policy is to use Euro or U.S. dollar denominated contracts with our partners or alternatively have long term foreign exchange rates included in our contracts. In general, we try to match our revenues and costs in the respective local currency. Payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros or U.S. dollars although sometimes also in local currencies with smaller, local labels. We hedge transaction exposure on a case-by-case basis. As of June 30, 2019, we do not have any hedging or foreign exchange forward contracts outstanding.

Other Information

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akazoo S.A.

Date: 26 September, 2019	By:	/s/ Apostolos N. Zervos
	Name:	Apostolos N. Zervos
	Title:	Chief Executive Officer